

10031078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAY 26 2010

Washington, DC
110

SEC FILE NUMBER
8-45615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Associated Bond Brokers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3232 McKinney, Suite 690
(No. and Street)

Dallas	TX	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
5/27

OATH OR AFFIRMATION

I, Pamela M. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Bond Brokers, Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



ALLISON CARNES MURPHY
Notary Public, State of Texas
My Commission Expires
October 14, 2013

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASSOCIATED BOND BROKERS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2010

ASSOCIATED BOND BROKERS, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Associated Bond Brokers, Inc.

We have audited the accompanying statement of financial condition of Associated Bond Brokers, Inc. as of March 31, 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Bond Brokers, Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
May 18, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

ASSOCIATED BOND BROKERS, INC.
Statement of Financial Condition
March 31, 2010

ASSETS

Cash	$ 195,692
Certificate of deposit	101,134
Receivable from broker-dealers and clearing organizations	103,214
Receivable from Parent	64,097
Prepaid expenses	23,388
Property and equipment, net of accumulated depreciation of $118,441	5,038
Other assets	4,014
	$ 496,577

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Financial Condition
March 31, 2010

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 227,239
Accrued expenses and other liabilities	25,314
Note payable	9,260
Federal income taxes payable	10,700
State income taxes payable	4,520
	277,033
Stockholders' equity	
Common stock, 100 shares authorized with no par value, 80 shares issued and outstanding	1,000
Additional paid-in capital	167,039
Retained earnings	51,505
Total stockholders' equity	219,544
	$ 496,577

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Income
For the Year Ended March 31, 2010

Revenues	
Securities commissions	$3,512,126
Interest income	1,197
	3,513,323
Expenses	
Compensation and benefits	1,835,245
Commissions and clearance paid to all other brokers	1,042,019
Communications	30,628
Occupancy and equipment costs	333,690
Promotional costs	37,050
Regulatory fees and expenses	48,424
Interest expense	2,456
Other expense	108,807
	3,438,319
Income before income taxes	75,004
Provision for federal income taxes	(15,750)
Provision for state income taxes	(5,193)
Net income	$ 54,061

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at March 31, 2009	$ 1,000	$ 167,039	$ 167,444	$ 335,483
Dividends paid			(170,000)	(170,000)
Net income			54,061	54,061
Balance at March 31, 2010	$ 1,000	$ 167,039	$ 51,505	$ 219,544

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended March 31, 2010

Balance, March 31, 2009	$	-0-
Increases		-0-
Decreases		-0-
Balance, March 31, 2010	$	-0-

The accompanying notes are an integral part of these financial statements.

ASSOCIATED BOND BROKERS, INC.
Statement of Cash Flows
For the Year Ended March 31, 2010

Cash flows from operating activities	
Net income	$ 54,061
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation expense	12,284
Changes in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(24,786)
Increase in receivable from Parent	(2,705)
Increase in prepaid expenses	(1,671)
Decrease in other assets	2,001
Increase in commissions payable	75,986
Increase in accrued expenses and other liabilities	4,079
Decrease in federal income taxes payable	(847)
Increase in state income taxes payable	994
Net cash provided (used) by operating activities	119,396
Cash flows from investing activities	
Purchase of property and equipment	(11,497)
Purchase of certificate of deposit	(100,000)
Accrued interest certificate of deposit	(1,134)
Net cash provided (used) by investing activities	(112,631)
Cash flows from financing activities	
Payments on note payable	(21,794)
Dividend paid	(70,000)
Net cash provided (used) by financing activities	(91,794)
Net decrease in cash	(85,029)
Cash at beginning of year	280,721
Cash at end of year	$ 195,692
Supplemental Schedule of Cash Flow Information	
Cash paid during the year for:	
Interest	$ 2,456
Income taxes	$ 11,640
Supplemental Schedule of Non-Cash Financing Activity	
Dividend paid to Parent through reduction of receivable from parent	$ 100,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Operation

Associated Bond Brokers, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of ABBI Holding, Inc. (the "Parent"). The Company's revenues are primarily related to the sale of municipal debt obligations. The Company's customers are located throughout the United States.

Note 2 - Summary of Significant Accounting Policies

Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The Financial Accounting Standards Board ("FASB") issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

Note 2 - Summary of Significant Accounting Policies, continued

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended March 31, 2010. The adoption did not have a material impact on the Company's financial statements.

See Note 12 for more information regarding the Company's evaluation of subsequent events.

FASB ASC 825-10 (SFAS 107, *Disclosure about Fair Value of Financial Instruments)* requires disclosure of estimated fair values of certain financial instruments, both on and off the statement of financial condition. The method and assumptions are as follows:

Certificates of Deposit

Certificates of deposit held at banks are valued at cost plus accrued interest, which approximates fair value.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

On December 30, 2008, the FASB issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,* which permitted the Company to defer the implementation of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FASB ASC 740) until its fiscal year beginning April 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires

Note 2 - Summary of Significant Accounting Policies, continued

expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company adopted FASB ASC 740 for its year ended March 31, 2010. The adoption did not have a material impact on the Company's financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2010, the Company had net capital of approximately $122,063 and net capital requirements of $18,478. The Company's ratio of aggregate indebtedness to net capital was 2.27 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 17,052
Computer equipment and software	106,427
	123,479
Less: accumulated depreciation	(118,441)
	$ 5,038

Note 5 - Property and Equipment, continued

Depreciation expense for the year ended March 31, 2010 was $12,284 and is reflected in occupancy and equipment costs and other expenses.

Note 6 - Profit Sharing Plan and Flexible Benefit Plan

The Company has a qualified profit sharing plan covering all eligible employees, as defined, with a specified period of service. The contribution is at the discretion of the Board of Directors, and the plan may be amended or terminated at any time. Contributions of $0 were paid to the plan for the year ended March 31, 2010.

The Company has a flexible benefit plan covering all eligible employees, as defined, with a specified period of service. Participants will be able to receive their entire compensation in cash or use a portion to pay for the following benefits on a "tax free" basis:

Various premium expenses:
- Health care premium
- Group term life insurance premium
- Dental insurance premium

Note 7 - Related Party Transactions

The Company has a services and support agreement with the Parent. The Parent has agreed to make available certain facilities and provide for performance of certain services for the Company. During the year ended March 31, 2010, no services or support were provided to the Company, and the Company made no payments to the Parent under this agreement.

Note 8 - Operating Leases

The following is a schedule by years of future minimum rental payments required under an equipment operating lease that has an initial or remaining noncancelable lease term in excess of one year.

Year Ending December 31,	
2011	$ 2,696
2012	2,696
2013	2,696
2014	1,348
	$ 9,436

Note 8 - Operating Leases, continued

Rental expense for the year ended March 31, 2010 was $5,025 and is reflected in occupancy and equipment costs.

Note 9 - Concentration Risk

At March 31, 2010, and at various other times throughout the fiscal year, the Company had cash balances in excess of federally insured limits.

Note 10 - Note Payable

The Company has a $50,000 note payable that matures on December 11, 2010. Terms of this note call for 36 monthly payments and bears an interest rate of 10.5% annually. The remaining balance at March 31, 2010 is $9,260.

The aggregate maturities of long-term debt as of March 31, 2009 are as follows:

Year Ended March 31,	
2011	$ 9,260

Note 11 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 12 - Subsequent Events

In preparing the accompanying financial statements, the Company has evaluated events that have occurred after March 31, 2010, through May18, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2010

Schedule I

ASSOCIATED BOND BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2010

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 219,544
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		219,544
Deductions and/or charges		
Non-allowable assets:		
Receivable from Parent	$ 64,097	
Prepaid expenses	23,388	
Property and equipment, net	5,038	
Other assets	4,014	(96,537)
Net capital before haircuts on securities positions		123,007
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		(944)
Net capital		$ 122,063

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Commissions payable	$ 227,239
Accrued expenses and other liabilities	25,314
Note payable	9,260
Federal income taxes payable	10,700
State income taxes payable	4,520
Total aggregate indebtedness	$ 277,033

Schedule I (continued)

ASSOCIATED BOND BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 18,478
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 18,478
Net capital in excess of required minimum	$ 103,585
Excess net capital at 1000%	$ 94,360
Ratio: Aggregate indebtedness to net capital	2.27 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited Focus report	$ 123,083
Increase in state income taxes payable	(1,020)
Net capital per audited report	$ 122,063

Schedule II

ASSOCIATED BOND BROKERS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2010

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended March 31, 2010



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Associated Bond Brokers, Inc.

In planning and performing our audit of the financial statements and supplemental information of Associated Bond Brokers, Inc. (the "Company"), as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
May 18, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended March 31, 2010



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Associated Bond Brokers, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2010, which were agreed to by Associated Bond Brokers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Associated Bond Brokers, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Associated Bond Brokers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2010 with the amounts reported in Form SIPC-7 for the year ended March 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
May 18, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

SIPC-7

(30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(30-REV 3/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045615 FINRA MAR
ASSOCIATED BOND BROKERS INC
3232 MCKINNEY AVE STE 690
DALLAS TX 75204-2423

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8,312.91

B. Less payment made with SIPC-6 filed (exclude interest) (4 045.)

10-21-09
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,267.91

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,267.91

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Associated Bond Brokers Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 27th day of April, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4-1, 2009 and ending 3-31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,513,323
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	186,900.
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,259.	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	1,259
Total deductions	188,159.—
2d. SIPC Net Operating Revenues	$ 3,325,164.
2e. General Assessment @ .0025	$ 8312.91

(to page 1 but not less than $150 minimum)

ASSOCIATED BOND BROKERS, INC.

March 31, 2010

Report Pursuant to Rule 17a-5(d)



O'F & Co., LLP

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS